December 17, 2019

Michael D. Dowling
Chief Financial Officer
Southern First Bancshares, Inc.
100 Verdae Boulevard
Suite 100
Greenville, SC 29606

       Re: Southern First Bancshares, Inc.
           Registration Statement on Form S-4
           Filed December 12, 2019
           File No. 333-235465

Dear Mr. Dowling:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-
8071 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance